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                      SCUDDER SPAIN AND PORTUGAL FUND, INC.
                                 345 PARK AVENUE
                            NEW YORK, NEW YORK 10154
                                TEL: 212-326-6753
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FOR IMMEDIATE RELEASE:

                      SCUDDER SPAIN AND PORTUGAL FUND, INC.
            ANNOUNCES FINAL RESULTS OF STOCKHOLDER REDEMPTION RIGHT,
                  POSTPONEMENT OF ANNUAL STOCKHOLDERS' MEETING
                        AND IMPLEMENTATION OF EXPENSE CAP

         New York, New York, October 14, 1998. SCUDDER SPAIN AND PORTUGAL FUND, INC. (NEW YORK STOCK EXCHANGE: IBF), a closed-end management investment company managed by Scudder Kemper Investments, Inc., announced today the final results of the Right to Demand the Redemption of up to 4,883,365 shares of the Fund at net asset value (the "Redemption Right") extended to all stockholders of the Fund on September 2, 1998. The Redemption Right expired at 5:00 p.m. Eastern time on September 30, 1998. The Fund also announced the postponement of the annual shareholders' meeting of the Fund which had been scheduled for October 28, 1998, and the implementation of a Fund expense cap.

         The Fund has accepted all of the requests for redemption, representing 5,003,554.154 shares or approximately 76.63% of the outstanding shares of the Fund. Pursuant to the terms of the Redemption Right, the shares of the Fund presented for redemption were valued by the Fund at $12.11 per share, the net asset value per share of the Fund as determined as of the close of the regular trading session on the New York Stock Exchange on October 1, 1998. A pro rata portion of Fund portfolio securities (other than short-term fixed income securities with maturities less than one year, securities with transfer restrictions and certain illiquid securities) and cash held by the Fund which was equal to the net asset value of participating stockholders' shares ("Portfolio Securities") on October 1, 1998 is being distributed from the Fund to participating stockholders in exchange for their shares.

         The redemption proceeds of stockholders who opted for the cash election are being liquidated by Scudder Investor Services, Inc. as Liquidating Agent on behalf of such stockholders and will be distributed net of applicable fees and expenses as soon as the liquidation process for the Portfolio Securities of those stockholders is completed in accordance with the terms and conditions as set forth in the Redemption Right. It is anticipated that this liquidation process will be completed on or about November 6, 1998.

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         Redeeming stockholders electing to retain the Portfolio Securities will receive the Portfolio Securities for their own account as instructed net of applicable fees and expenses in accordance with the terms and conditions as set forth in the Redemption Right.

         The Board of Directors of the Fund has determined that it is in the interests of the stockholders to postpone the annual stockholders' meeting, previously scheduled for October 28, 1998, to permit the Board to develop a recommendation as to the future course of action for the Fund. A meeting of the Board of Directors is scheduled for October 28, 1998, at which this matter will be considered.

         Effective October 1, 1998 and through March 31, 1999, Scudder Kemper Investments, Inc. has agreed to limit the Fund's annualized expenses to no more than 2.00% of average daily net assets.

         For investor information, please call Judith Hannaway at (212) 326-6403 and for media inquiries please call Eleanor Mascheroni at (212) 326-6753.